02053136

'ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

UF 12-3-02

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **SAL Financial Services, Inc.**

NOV 29

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

813 Shades Creek Parkway, Suite 100B
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave A. Simpson Chief Compliance Officer — 205-414-7364
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name – *if individual, state last, first, middle name*)

Financial Center, Suite 1200	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

Financial Center, Suite 1200
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
SAL Financial Services, Inc.:

We have audited the accompanying statement of financial condition of SAL Financial Services, Inc. (a Delaware corporation and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) as of September 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SAL Financial Services, Inc. as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 26, 2002

SAL FINANCIAL SERVICES, INC.

Statement of Financial Condition

September 30, 2002

Assets		
Cash and cash equivalents	$	584,932
Due from affiliates		67,023
Receivables		107,548
Furniture and equipment, less accumulated depreciation of $13,422		57,019
Intangible assets, net		577,917
Other assets		26,639
Total assets	$	1,421,078
Liabilities and Stockholder's Equity		
Due to parent company	$	5,499
Other liabilities		366,486
Total liabilities		371,985
Commitments and contingencies (note 5)		
Stockholder's equity:		
Preferred stock, $0.001 par value; authorized 500 shares, no shares issued or outstanding		—
Common stock, $0.001 par value; authorized 2,500 shares, issued and outstanding 2,500 shares		2
Additional paid–in capital		1,011,580
Retained earnings		37,511
Total stockholder's equity		1,049,093
Total liabilities and stockholder's equity	$	1,421,078

See accompanying notes to financial statements.

SAL FINANCIAL SERVICES, INC.

Notes to Statement of Financial Condition

September 30, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

SAL Financial Services, Inc. (the Company), was incorporated on January 8, 2002 as a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group). During the month of incorporation, SAL Group contributed certain tangible and intangible assets as the Company's initial capitalization. During subsequent months, additional cash of $900,000 was contributed by SAL Group to the Company.

The Company is a registered broker–dealer with the Securities and Exchange Commission. Its principal business activities include the execution of securities transactions for institutional and retail customers as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third party marketing agreements with various banks. The Company also reintroduces customers through its discount brokerage operation. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Accounting for Securities Transactions

Securities owned and receivables/payables with customers are recorded on a settlement date basis.

(d) Intangible Assets

As further discussed in note 2, intangible assets represents primarily the excess of consideration over the fair value of tangible assets acquired, which is being amortized over seven years. Intangible assets also includes approximately $50,000 representing the amount paid by SAL Group for a brokerage license which was contributed to the Company as part of its original capitalization.

(e) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

(f) ***Cash equivalents***

The Company has defined cash equivalents to include short–term highly liquid investments with a maturity of three months or less.

(g) ***Recent Accounting Pronouncements***

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of SFAS No. 142. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company has adopted the provisions of SFAS No. 141 and will adopt SFAS No. 142 effective October 1, 2002. Management does not believe the adoption of SFAS No. 142 will have a material impact on the Company's financial condition.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. Under the standard companies will recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Management does not anticipate that the adoption of SFAS No. 143 will have a material impact on the Company's financial condition.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged. Management does not anticipate that the adoption of SFAS No. 144 will have a material impact on the Company's financial condition.

(2) Acquisition

In April 2002, the Company purchased certain assets from American Investment Services, for a cash payment and the assumption of certain liabilities. Assets purchased included broker/agent contracts,

(Continued)

clearing contracts and client accounts. The amount by which the consideration given exceeds the fair value of net tangible assets acquired was $550,000.

(3) Regulatory Requirements

Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2002, the Company had net capital of $203,527 which was $178,728 in excess of required net capital.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(4) Commitments and Contingencies

The Company, in its capacity as a broker/dealer, is subject to litigation and various claims in the ordinary course of business. Management does not believe the ultimate outcome of these matters will have a material effect on the Company's statement of financial condition.

(5) Related Party Transactions

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SAL Group provide office space, communications, and clearing services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SAL. SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by SAL Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws, and rates.

(Continued)

SAL FINANCIAL SERVICES, INC.

Notes to Statement of Financial Condition

September 30, 2002

Deferred tax liabilities and assets are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using the enacted tax rates in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded a net deferred tax asset of $13,774 at September 30, 2002, which primarily represents differences relating to depreciation and amortization.